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News Release	No. 08-165 September 26, 2008

Platinum Group Metals Ltd. Announces Non-Brokered Private Placement

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (“Platinum Group”) (PTM-TSX; PLG-AMEX) announced today a non-brokered private placement of 4,910,470 common shares at a price of C$1.55 per share for gross proceeds of C$7,611,229. A 6% finders fee comprised of $180,000 in cash and 60,000 shares at the offering price will be payable in respect of certain of the subscriptions. The net proceeds of the placement will fund items included in the feasibility study on the Western Bushveld Joint Venture (published on SEDAR (www.sedar.com) August 21, 2008) and general working capital.

The securities issued in this placement will be subject to a four-month hold period. Closing of this placement is subject to customary closing conditions, including the approval of the TSX and AMEX. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent an exemption from the registration requirements of such Act.

About Platinum Group Metals

Platinum Group Metals Ltd was formed in 2000 focused on platinum and palladium. In 2002 the company expanded from its holdings in Canada to South Africa. Holdings include two large scale joint ventures in the Western Limb of the Bushveld Complex of South Africa, host of the majority of the world’s platinum production. On July 7, 2008 the company published the results of an independent definitive feasibility study for a 250,000 ounce per year mine plan with a mine life of 22 years. On September 2, 2008 the company announced a term sheet to increase its interest in the mine plan to 74%.

The company is the operator of its projects and has its senior management team in Canada and South Africa. Members of this team each have over 20 years of experience in the areas of mine development, finance, construction and mine operations. The Company is listed on the AMEX under the symbol PLG and on the TSX under the symbol PTM.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

            R. Michael Jones, President

            John Foulkes, Manager Corporate Development

            or Michael Pound, Investor Relations

            Platinum Group Metals Ltd., Vancouver

            Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects.  In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors.   Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.